

Mail Stop 3561

October 6, 2015

Michael P. Oates
General Counsel
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

    Re: Fidelity National Information Services, Inc.
          Registration Statement on Form S-4
          Filed September 9, 2015
          File No. 333-206832

Dear Mr. Oates:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Mergers

Questions and Answers, page 1

Q. What will happen to SunGard and SCCII as a result of the Mergers…?

1. Here and elsewhere where you refer to the consideration certain shareholders will receive as a result of the Mergers, please refer readers to the more detailed information you provide on pages 77-78 regarding the exact amount of consideration each type of security holder will receive.

Summary

Interests of Executive Officers and Directors of SunGard in the Mergers, page 14

2. In the last paragraph of this section, please quantify the fee Goldman will receive for advising SunGard in connection with the Mergers.

Recommendation of the SunGard Board of Directors and Its Reasons for the Mergers, page 52

3. Please tell us whether SunGard's board considered as a risk and/or potential negative factor concerning the Merger Agreement the fact that one of the board's financial advisors, Goldman, is also one of SunGard's significant stockholders. In this regard, we note that Goldman presented both the preliminary valuation analyses of SunGard and the value implied by the various offers to Sungard's board. Disclose what consideration, if any, was given by SunGard's board to Goldman's shareholder interests at the time Goldman was retained as a financial advisor to this transaction.

4. We note that neither party obtained a fairness opinion. Please tell us what consideration SunGard's board gave to this decision when approving the Mergers. Please also tell us what consideration was given to including the board's decision not to obtain a fairness opinion in the list of risks and potentially negative factors.

Where You Can Find Additional Information, page 180

5. On page 181, please list as a filing incorporated by reference your Current Report on Form 8-K dated and filed August 12, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or me at 202-551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Robert S. Rachofsky, Esq.